November 15, 2013

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Ms. Amanda Ravitz	VIA EDGAR

Re:	EnteroMedics Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 7, 2013

File No. 001-33818

Ladies and Gentlemen:

On behalf of EnteroMedics Inc. (“EnteroMedics” or the “Company”) we are responding to the letter dated October 31, 2013 (the “Comment Letter”) from Amanda Ravitz, Assistant Director, Securities and Exchange Commission (the “Commission”).

Set forth below is the response to the Comment Letter. For ease of reference, the comment contained in the Comment Letter appears in italics directly above EnteroMedics’ response.

Item 11. Executive Compensation, page 108

1.	Please refer to your disclosure under “Long-Term Incentives” starting on page 28 of your definitive proxy statement. We note from your summary compensation table on page 31 of your definitive proxy statement the significant increase in the value of the stock options awarded to your named executive officers in fiscal 2012 relative to the value of the stock options awarded in fiscal 2011. We also note your disclosure in the second paragraph on page 29 of your definitive proxy statement that the board and the compensation committee take the following factors into consideration when awarding long-term incentives: peer company data, individual responsibilities, experience, contributions and achievements, and strategic factors such as clinical trial progress and enrollment, research and development, continued establishment of intellectual property and implementation of appropriate financing strategies. We note, however, from the third paragraph on page 29 of your definitive proxy statement that fiscal 2012 awards were based on the compensation committee’s “subjective determination that additional stock grants were appropriate”. Please tell us whether and how the compensation committee and the board took into consideration the factors noted in the second paragraph on page 29 when granting the fiscal 2012 stock option awards for each named executive officer. Please also confirm that you will disclose in future filings, as applicable, how the factors you disclose led to the board’s and the compensation committee’s decision regarding compensation awards to named executive officers. Please refer to Regulation S-K Item 402(b)(1)(v) and Item 402(b)(2)(v), (vi), (vii) and (ix), and comment 4 of our letter to you dated July 27, 2010 regarding your Form 10-K for the fiscal year ended December 31, 2009.

Securities and Exchange Commission

November 15, 2013

RESPONSE:

In determining the fiscal 2012 stock option awards for the named executive officers, the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) and the Board of Directors of the Company (the “Board”) evaluated peer company data, the individual responsibilities, contributions and achievements of the named executive officers and certain strategic factors, including the long-term growth goals of the Company and the role of the named executive officers in achieving the long-term success of the Company. Additionally, the Compensation Committee and the Board considered the stock option grants previously awarded to each named executive officer, the actual equity ownership percentage of the named executive officers and the appropriate levels of equity compensation and equity ownership for individuals with certain responsibilities, professional expertise and experience.

The Compensation Committee and the Board established the size of the fiscal 2012 stock option award grants for the named executive officers based on the Compensation Committee and Board’s analysis of the performance of the named executive officers during fiscal 2011 and in fiscal 2012 prior to the time of the fiscal 2012 stock option award grants. In particular, the Board and the Compensation Committee noted the following accomplishments:

•	Dr. Knudson, the Company’s President and Chief Executive Officer, continued to lead the Company in the execution of its long-term strategic regulatory and commercialization plans, including leading the Company’s successful effort to have the final Maestro Rechargeable System components listed on the Australian Register of Therapeutic Goods by the Therapeutic Goods Administration and to make the first commercial shipments of the Company’s Maestro Rechargeable System.

•	Mr. Lea, the Company’s Senior Vice President, Chief Financial Officer and Chief Operating Officer, managed the Company’s financial position and expenses, including the financial elements related to the Company’s first commercial shipments and ongoing clinical trials, and led the Company’s capital raising efforts through a public offering, a registered direct offering and a new loan and security agreement.

•	Mr. Donders, the Company’s Senior Vice President of Research and Advanced Development, directed and oversaw the Company’s ongoing design and development of the Maestro Rechargeable System, including support of the Company’s ongoing clinical trials, United States and international regulatory efforts and the first commercial shipments.

•	Dr. Tweden, the Company’s Vice President, Clinical and Regulatory, managed the Company’s on-going clinical trials, including the randomized, double-blind, sham-controlled, multicenter pivotal clinical ReCharge trial and the Company’s United States and international regulatory efforts, including the work leading to the listing of the Maestro Rechargeable System components on the Australian Register of Therapeutic Goods by the Therapeutic Goods Administration.

Securities and Exchange Commission

November 15, 2013

Additionally, the Company’s intent with respect to stock-based compensation includes aligning the named executive officers’ interests with those of the shareholders and promoting and encouraging the named executive officers efforts with respect to the long-term growth and success of the Company. One of the peer company factors that the Board and the Compensation Committee considers is the level of equity ownership by executive officers. Based on this review, the Compensation Committee and the Board determined that the equity compensation and equity ownership percentages of the Company’s named executive officers were below the level the Compensation Committee and the Board determined to be appropriate. In particular, the Compensation Committee and the Board noted that the equity ownership as a percentage of the fully diluted stock outstanding of the named executive officers had significantly decreased due to several dilutive financings completed by the Company between 2009 and 2012. As of December 31, 2009, the equity ownership as a percentage of fully diluted stock outstanding for the named executive officers was 3.31% for Dr. Knudson, 0.99% for Mr. Lea, 0.88% for Mr. Donders and 0.71% for Dr. Tweden. As of June 30, 2012, which was immediately prior to the fiscal 2012 stock option award grants, the equity ownership as a percentage of fully diluted stock outstanding for the named executive officers was 1.77% for Dr. Knudson, 0.96% for Mr. Lea, 0.26% for Mr. Donders and 0.41% for Dr. Tweden. The Compensation Committee and the Board considered and sought to rectify this discrepancy in determining the size of the fiscal 2012 stock option award grants for the named executive officers. As of September 30, 2012, which was following the fiscal 2012 stock option award grants, the equity ownership as a percentage of fully diluted stock outstanding for the named executive officers was 3.30% for Dr. Knudson, 2.00% for Mr. Lea, 0.70% for Mr. Donders and 0.75% for Dr. Tweden. The fiscal 2012 grants returned the level of equity ownership for Dr. Knudson, Mr. Donders and Dr. Tweden to a level of equity ownership comparable to each named executive officer’s level of equity ownership prior to the dilutive financings. Based on Mr. Lea’s role in the Company and the Company’s increased reliance on Mr. Lea’s financial leadership and expertise, the Compensation Committee and the Board determined that a higher level of equity ownership than existed prior to the dilutive financings was appropriate for Mr. Lea.

The Company confirms that it will disclose in future filings, as applicable, how the enumerated factors led to the Board’s and the Compensation Committee’s decisions regarding compensation awards to each of the named executive officers.

* * * * * * *

In connection with the above response to the Comment Letter, EnteroMedics hereby represents that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

November 15, 2013

If the staff has additional comments, we would appreciate being advised by telephone and, if practical, would be pleased to take comments by telephone. With respect to matters relating to Form 10-K, do not hesitate to contact the undersigned at (651) 789-2764, or Timothy S. Hearn of Dorsey & Whitney LLP, our legal counsel, at (612) 340-7802.

Sincerely,

/s/Greg S. Lea

Greg S. Lea

Senior Vice President,
Chief Financial Officer and
Chief Operating Officer

Cc:	Timothy S. Hearn, Dorsey & Whitney LLP

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